UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. __)

Cloud Security Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

18911V200

(CUSIP Number)

Horwitz & Armstrong,

A Professional Law Corp.

14 Orchard, Suite 200

Lake Forest, CA 92630

Tel. 949-540-6540

(Name, Address and Telephone Number of Person‘s Authorized to Receive Notices and Communications)

July 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18911V200

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amanda Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,300,000
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 1,300,000
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14.	TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.001, of Cloud Security Corporation, a Nevada corporation (the “Issuer” or “Company”). The principal executive office of the Issuer is 2 Park Plaza, Suite 400, Irvine, CA 92614.

ITEM 2. IDENTITY AND BACKGROUND.

(a)   This Statement is being filed by Amanda Huang (the “Reporting Person”).

(b)  The business address for Reporting Person is 2 Park Plaza, Suite 400, Irvine, CA 92614.

(c)  The principal business of the Reporting Person is as Senior Vice President of the Issuer.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)   The Reporting Person is a citizen of the State of California, USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 1, 2017, the Reporting Person entered into a Consulting Agreement (the “Agreement”) with Michael R. Dunn. Pursuant to the Agreement, the Reporting Person agreed to provide business development, consulting, and translation services for a term of nine months in exchange for 1,500,000 restricted common stock (“Common Stock”) shares of the Issuer (the “Shares”) owned by Mr. Dunn. The Shares were committed to be issued to the Reporting Person on July 28, 2017. Subsequently on August 3, 2017, the Reporting Person made a bona fide gift of 200,000 Shares to a family member.

The funds/consideration used to acquire the Shares pursuant to the Agreement were the services rendered by the Reporting Person. As of the date of this filing, the Reporting person effectively owns 1,300,000 shares of Issuers Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

The shares of Common Stock to which this Schedule 13D relates are being acquired by the Reporting Person as an investment. The Reporting Person and Purchaser disclaim membership in a group.

Concurrently with the acquisition by the Reporting Person, as reported on Form 8-K filed by Issuer on August 1, 2017, incorporated herein by reference, the Reporting Person was appointed as Senior Vice President of the Issuer.

3

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board or management of the Company other than described above, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above.

Depending on various factors, the Reporting Person may in the future take such actions with respect to re-investing in the Issuer as it deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person owns 1,300,000 shares of Common Stock representing 9.97% of the issued and outstanding common stock.

(b) The Reporting Person has the sole power to vote and dispose of its 1,300,000 shares of Common Stock based on its direct beneficial ownership of such shares.

(c) The Reporting Person received the 0 shares of Common Stock within the last 60 days in connection with the Transaction as described in Item 4 above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by the Reporting Person

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None, other than as described in this Schedule 13D

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2017

By: /s/ Amanda Huang
Amanda Huang

4